Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 21 10 or +32 (0)477 222 685
Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco opens customer centers in the Baltic States

Stockholm, Sweden, September 19, 2006: Atlas Copco has opened two new customer centers in the Baltic States to better serve customers in the region. The two new companies, based Lithuania and Latvia, are part of the Compressor Technique business area and market the business area's product and services.

"By establishing two new customer centers, Compressor Technique enhances its presence in the Baltic States and strengthens its commitment to current and future customers," says Ronnie Leten, President of Atlas Copco's business area Compressor Technique.

Atlas Copco Compressor Technique has previously been active in Lithuania and Latvia through the recently acquired BEMT Tryckluft AB, known as Baltair in the region.

Together, the two new companies have some 20 employees. Atlas Copco Baltair SIA will operate from Riga, Latvia. Atlas Copco Baltair UAB will operate from Kaunus, Lithuania.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Atlas Copco's Compressor Technique business area develops, manufactures, markets, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electric power generators, air treatment equipment and air management systems. It also offers specialty rental services. It innovates for superior productivity in applications such as manufacturing, construction, and the process industry worldwide. Principal product development and main manufacturing units are in Antwerp, Belgium. More information is available on www.atlascopco.com.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka